Exhibit 2.1

Sale of Shares

This contract is entered into between Rex Tokyo Co., Ltd the assignor and Inter Asset Japan Co., Ltd. the assignee, for the sale of shares and both parties agree to the following terms and conditions.

1.	Description: Common stock of Timothy World Co. Ltd.

2.	Number of Shares: 120

3.	Unit Value: 1 unit = YEN 50,000

4.	Contract Amount: YEN 6,000,000

5.	Delivery Date: The following working day after the contracted date below.

6.	Delivery Method: Inter Asset Japan will deposit agreed amount on August 9, 2005 into bank account specified by Rex Tokyo on conclusion of contract.

7.	Other Conditions: In the case of any disagreements concerning this contract, both parties will discuss and come to mutual agreement.

This contract is made in 2 parts both of which are signed and act as originals.

Date: 16th August 2005

Assignee: Rex Tokyo Co., Ltd,

2-28-1 Higashi Hokima Adachi-ku Tokyo

CEO Ejima Hiroyuki

Assignor: Inter Asset Japan Co., Ltd

2-5-1 Atago Minato-ku Tokyo

CEO Sato